EXHIBIT 99.1

February 21, 2018 TSX-V SYMBOL: BRZ www.bearinglithium.com

NEWS RELEASE

BEARING ANNOUNCES PRODUCTION OF BATTERY-GRADE LITHIUM CARBONATE SAMPLE

Vancouver, British Columbia - Bearing Lithium Corp. (“Bearing” or the “Company”) (TSX Venture: BRZ) (OTCQB: BRGRF) (FRANKFURT: B6K1) is pleased to announce that the first sample of lithium carbonate has been produced from brine sourced from the Maricunga project in Chile. The sample was produced using the optimised process developed for the project by GEA of Germany.

The Maricunga joint-venture continues to advance towards the submission of the Environmental Impact Assessment (EIA) for the project in Q2/2018 and the completion of a Definitive Feasibility Study (DFS) which is anticipated in Q3/2018.

Production of Lithium Carbonate Sample

Minera Salar Blanco (MSB) has provided an update on the ongoing advancements at the Maricunga lithium project in Chile. Minera Salar Blanco (MSB) is a joint-venture company owned by Bearing Lithium (17.7%), Minera Salar Blanco SpA (32.3%) and Lithium Power International (50%). Under the terms of the JV, Lithium Power is funding all exploration and development costs with both Bearing and MSB having a free carry through to the completion of a Definitive Feasibility Study.

Minera Salar Blanco has produced its first lithium carbonate sample from Salar de Maricunga brine at the GEA facilities in Germany. The brine was concentrated at pilot plant solar evaporation ponds at the site for almost 12 months, and subsequently treated at the lab of GEA in Duisburg, Germany, in order to purify and precipitate lithium carbonate suitable for battery grade specification similar to those produced in Chile by Albemarle and SQM. The processing approach is based on conventional technology, which has been employed within the industry for decades, and is scalable up to commercial production levels. The purity of the product is estimated above 99.4% (c.f. Table 1 below).

Cristobal García-Huidobro, the CEO of Minera Salar Blanco, commented “We are very pleased with this news, as it's a major milestone on our route to become one of a select few lithium carbonate producers, and demonstrate the value of the Maricunga project.”

President and CEO of Bearing Lithium commented: “The Maricunga project continues to make significant advancements that firmly establish it as one of a handful of pre-production lithium brine projects globally. The production of a high-purity, battery-grade lithium carbonate sample using conventional technology highlights the quality of the resource and low-technical risk of the project.”

Table 1: Specifications of Lithium Carbonate Sample

Figure 1: Lithium Carbonate Sample (left) & Washed Sample from Completed Process (right)

Source: GEA

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Qualified Person

Peter Ehren, MSc. Raw Materials Technology, who is a technical consultant to the Company and is a qualified person within the context of National Instrument 43-101, has approved the scientific and technical disclosure in the news release.

About GEA Group

GEA is a major global process engineering company with headquarters in Düsseldorf, Germany which employs 17,000 people globally and specializes in design and production of equipment for the chemical, pharmaceutical, environmental and food industries. GEA has been operating a pilot plant in their facilities for the Maricunga JV since Q3/2017, when they began working to optimise the lithium carbonate process. This work will be ongoing during the Definitive Feasibility Study that the joint venture is undertaking during 2018. Optimisation of the lithium extraction and potassium production aims to establish the lowest cost for the process, with the highest possible lithium recovery.

About Bearing Lithium Corp.

Bearing Lithium Corp. is a mineral exploration and development company, primarily focused on lithium. Its primary asset is a free-carried 17.7% interest in the Maricunga lithium brine project in Chile. The Maricunga project represents one of the highest-grade lithium brine salars globally and the only pre-production project in Chile. Over US$30 million has been invested in the project to date and all expenditures through 2018, including the delivery of a Definitive Feasibility Study in Q3/2018, are fully-funded by their earn-in joint-venture partner. Bearing also holds a portfolio of grass-roots exploration projects in the gold district of the Yukon, which are currently optioned to Golden Predator, and a lithium project in Nevada, which is currently optioned to First Division Ventures Inc.

ON BEHALF OF THE BOARD

Signed "Jeremy Poirier"

Jeremy Poirier, President and CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Jeremy Poirier-- President and CEO Bearing Lithium - Telephone: 1-604-262-8835

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Statements Regarding Forward Looking Information

This press release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, without limitation, statements relating the future operating or financial performance of the Company, are forward-looking statements.

Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, "intends”, "estimates”, "potential”, "possible”, and similar expressions, or statements that events, conditions, or results "will”, "may”, "could”, or "should” occur or be achieved. Forward-looking statements in this press release relate to, among other things: completion of a Definitive Feasibility Study and an Environmental Impact Assessment. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the Maricunga Project is developed. Actual future results may differ materially. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by Bearing, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the occurrence of unexpected financial obligations, fluctuations in the price of lithium or certain other commodities; fluctuations in the currency markets; changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining and employee relations. Readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times. Except as required by law, Bearing does not assume any obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

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